SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Alternate Marketing Networks, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   02145P-10-6
                                 (CUSIP Number)

                       Drawbridge Investment Partners LLC
                          c/o Fortress Investment Group
                           1251 Avenue of the Americas
                                   Suite 1600
                               New York, NY 10020
                               Attn: Kevin Treacy
                                 (212) 798-6071
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 18, 2003
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),
check the following box         [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 14 Pages)

CUSIP No. 02145P-10-6                 13D                 Page 2 of 31 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Drawbridge Investment Partners LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,474,039
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,474,039
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,474,039
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02145P-10-6                 13D                 Page 3 of 31 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Drawbridge Special Opportunities Fund LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,474,039
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,474,039
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,474,039
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02145P-10-6                 13D                 Page 4 of 31 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                  Drawbridge Special Opportunities Fund Ltd
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,474,039
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,474,039
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,474,039
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02145P-10-6                 13D                 Page 5 of 31 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                  Drawbridge Special Opportunities
                                  Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,474,039
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,474,039
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,474,039
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02145P-10-6                 13D                 Page 6 of 31 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                     Fortress Investment Group LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,474,039
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,474,039
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,474,039
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02145P-10-6                 13D                 Page 7 of 31 Pages

Item 1.     Security and Issuer.

            This statement relates to the shares of common stock, par value $0.01 (the "Shares"), of Alternate Marketing Networks, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at One Ionia S.W., Suite 520, Grand Rapids, Michigan 49503.

Item 2.     Identity and Background.

            (a) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

                 (i) Drawbridge Investment Partners LLC, a Delaware limited liability company, ("DIP LLC") with respect to the Shares directly owned by it;

                 (ii) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership ("Drawbridge LP"), is the sole member of DIP LLC other than Drawbridge Opportunities Fund Ltd, a company organized under the laws of the Cayman Islands ("Drawbridge Ltd"), with respect to the Shares directly owned by DIP LLC;

                 (iii) Drawbridge Ltd. is the sole member of DIP LLC other than Drawbridge LP, with respect to the Shares directly owned by DIP LLC;

                 (iv) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company ("Drawbridge Advisors"), which acts as advisor to both Drawbridge LP and Drawbridge Ltd, with respect to Shares directly owned by DIP LLC; and

                 (v) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress") which is the managing member of Drawbridge Advisors, with respect to the Shares directly owned by DIP LLC.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 2.

            (b) The address of the principal office of DIP LLC, Drawbridge LP, Drawbridge Ltd, Drawbridge Advisors and Fortress is c/o Fortress Investment Group, 1251 Avenue of the Americas, Suite 1600, New York, New York 10020,
Attention: Kevin Treacy.

            (c) The principal business of each of DIP LLC, Drawbridge LP, Drawbridge Ltd and Fortress is that of an investment fund. The principal business of Drawbridge Advisors is that of an investment manager.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 02145P-10-6                 13D                 Page 8 of 31 Pages

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of DIP LLC, Drawbridge Advisors and Fortress is a limited liability company organized under the laws of the State of Delaware. Drawbridge LP is a limited partnership formed under the laws of the State of Delaware. Drawbridge Ltd is a company formed under the laws of the Cayman Islands.

Item 3.     Source and Amount of Funds and Other Consideration.

            The Shares owned directly by DIP LLC, and the Shares beneficially owned indirectly by Drawbridge LP, Drawbridge Ltd, Drawbridge Advisors and Fortress, were received by DIP LLC in exchange and as consideration for a release by DIP LLC of all claims it had against the Company, K2 VC Ltd. ("K2VC"), Hencie, Inc. ("Hencie"), Hencie Consulting Services, Inc. ("Hencie Consulting" and together with Hencie, the "Hencie Parties") and Adil Khan ("Khan") pursuant to that certain Release Agreement (the "Release Agreement") dated as of February 18, 2003 by and among DIP LLC, the Company, K2VC, Hencie, Hencie Consulting and Khan. No cash was paid by DIP LLC for the Shares.

Item 4.     Purpose of the Transaction.

            The Reporting Persons acquired the Shares pursuant to the Release Agreement as part of a negotiated settlement with respect to a defaulted judgment. Prior to entering into the Release Agreement, DIP LLC had purchased from Edge Technology Group, Inc. ("Edge") a judgment (the "Agreed Judgment") against Khan and the Hencie Parties. Prior to such sale, to secure the obligations under the Agreed Judgment, Khan and K2VC granted a first priority judgment in the Shares to Edge. Khan and the Hencie Parties defaulted under their obligations in connection with the Agreed Judgment and each of DIP LLC, K2VC, Khan and the Hencie Parties agreed, pursuant to the Release Agreement, in consideration and in exchange for a release of all obligations granted by DIP LLC, that the Company would issue the Shares to DIP LLC.

            None of the Reporting Persons has any plans to acquire any additional Shares. The Reporting Persons intend to dispose of the Shares in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of the Shares at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the
Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in the Issuer, and may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

CUSIP No. 02145P-10-6                 13D                 Page 9 of 31 Pages

Item 5.     Interest in Securities of the Issuer.

            (a) Each of the Reporting Parties may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 2,474,039 Shares representing approximately 21.8% of the Shares outstanding (the percentages used herein are calculated based on 11,369,917 Shares outstanding as of June 30, 2003 as reported in the Issuer's Form 10-QSB for the period ending June 30, 2003, which is the most recently available filing with the Commission containing information about the number of outstanding shares of the Issuer).

            (b) Each of the Reporting Parties has sole voting and dispositive power over 0 Shares and shared voting and dispositive power over 2,474,039 Shares.

            (c) The trading date, number of Shares acquired and the price per share for all transactions related to Shares by the Reporting Persons for the last sixty days are set forth in Schedule I hereto and are incorporated herein by reference.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Pursuant to Section 5.01(d) of the Release Agreement, each of the Company, K2VC, Khan, the Hencie Parties and DIP LLC agreed that, until DIP LLC
(i) receives $802,500 plus an internal rate of return of 40% on such amount (the "Target Value") or (ii) has sold all of the 2,474,039 Shares it received pursuant to the Release Agreement (the "Drawbridge Shares"), DIP LLC is obligated to sell and the Company is obligated to purchase $100,000 of the Drawbridge Shares at a price per share equal to the greater of the fair market value of the Shares and $0.50 per share on each of February 18, 2004, February 18, 2005 and February 18, 2006.

            Pursuant to Section 5.04 of the Release Agreement, to the extent DIP LLC receives the Target Value on or prior to February 18, 2005, and subject to other conditions stated in the Release Agreement, DIP LLC granted to the Company the right to purchase between 40 and 100 percent of the Shares, depending on when the Target Value is received, for an aggregate consideration of $10.

            Pursuant to Section 6.02 of the Release Agreement, the Company agreed to file a registration statement on the appropriate form to permit the sale of the Shares and to maintain the effectiveness of the registration statement as described in the Release Agreement.

            Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

CUSIP No. 02145P-10-6                 13D                 Page 10 of 31 Pages

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

            There is filed herewith as Exhibit 1, the Release Agreement.

            There is filed herewith as Exhibit 2 a written agreement relating to joint filing as required by Rule 13d-1(k).

CUSIP No. 02145P-10-6                 13D                 Page 11 of 31 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 25, 2003


                               DRAWBRIDGE INVESTMENT PARTNERS LLC

                               By:  /s/ Kevin Treacy
                                    ------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

                               By: DRAWBRIDGE SPECIAL OPPORTUNITIES
                                   ADVISORS LLC,
                                    its advisor

                               By:  /s/ Kevin Treacy
                                    ------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD

                               By:  /s/ Kevin Treacy
                                    ------------------------------
                                    Name:  Kevin Treacy
                                    Title: Director

                               DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS, LLC

                               By:  /s/ Kevin Treacy
                                    ------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               FORTRESS INVESTMENT GROUP, LLC

                               By:  /s/ Randal A. Nardone
                                    ------------------------------
                                    Name:  Randal A. Nardone
                                    Title: Chief Operating Officer

CUSIP No. 02145P-10-6                 13D                 Page 12 of 31 Pages

                                    EXHIBIT 1

                                RELEASE AGREEMENT

THIS RELEASE AGREEMENT (hereinafter, this "Agreement") is made this 18th day of February, 2003, by and among DRAWBRIDGE INVESTMENT PARTNERS LLC, a Delaware limited liability company ("Drawbridge"), ALTERNATE MARKETING NETWORKS, INC., a Delaware corporation ("ALTM"), K2 VC LTD., a Texas limited partnership ("K2VC"), HENCIE, INC., a Delaware corporation ("Hencie"), HENCIE CONSULTING SERVICES, INC., a Texas corporation ("Hencie Consulting"; together with Hencie, the "Hencie Parties" and each a "Hencie Party"), ADIL KHAN ("Khan"), and the directors and certain stockholders of ALTM from time to time a party hereto.

RECITALS

A. Pursuant to the Settlement Agreement, an Agreed Judgment dated May 31, 2002, was entered against Khan and the Hencie Parties, jointly and severally, in favor of Edge in the amount of $1,650,000 plus interest at 18% per annum (the "Agreed Judgment");

B. To secure the obligations under the Agreed Judgment, Khan and K2VC granted a first priority security interest in 2,474,039 shares of common stock, par value $.01 per share, of ALTM (the "ALTM Stock"), pursuant to a Pledge Agreement dated August 19, 2002, in favor of Edge (the "Pledge Agreement", together with the Agreed Judgment, the Settlement Agreement and the other documents and certificates executed or delivered in connection therewith, the "Judgment Documents");

C. Pursuant to that certain Sale Agreement dated as of September 20, 2002, by and between Edge and Drawbridge (the "Sale Agreement"), Drawbridge purchased all of the obligations and liabilities of Khan and the Hencie Parties to Edge under the Agreed Judgment and the other Judgment Documents and Edge assigned all of its right, title and interest in and to the Agreed Judgment and the other Judgment Documents to Drawbridge;

D. On the date this document is executed, Khan and the Hencie Parties are in default of certain obligations to Drawbridge under the Settlement Agreement, and Khan and the Hencie Parties have requested Drawbridge to restructure the obligations of Khan and the Hencie Parties to Drawbridge; and

E. Drawbridge has agreed to do so, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

CUSIP No. 02145P-10-6                 13D                 Page 13 of 31 Pages

ARTICLE I
Definitions

1.01 Capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in that certain Settlement Agreement and Release, dated as of May 22, 2002, by and among Drawbridge, as assignee of Edge Technology Group, Inc., a Delaware corporation ("Edge"), and Khan and the Hencie Parties evidencing the settlement of that certain lawsuit styled Edge Technology Group, Inc. v. Hencie, Inc., Hencie Consulting Services, Inc. and Adil Khan v. Graham C. Beachum, II, Case No. 02-00145-6, in the 134th Judicial District Court of Dallas County, Texas (as amended, supplemented or otherwise modified from time to time, including, without limitation, as modified by the Waiver and Forbearance Agreement dated August 19, 2002, such modification having no further consequence or effect, the "Settlement Agreement").

1.02 The following terms used in this Agreement shall have the following meanings:

"Act" means the Securities Act of 1933, as amended, from time to time, and any successor statute or law thereto.

"Affiliate" means a Person: (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, a Person; (ii) which beneficially owns or holds 5% or more of any class of the Voting Securities of a Person; or (iii) 5% or more of the Voting Securities (or in the case of a Person which is not a corporation, 5% or more of the equity interest) of which is beneficially owned or held by a Person or a Subsidiary (as defined in the Act) of a Person. For the purpose of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management policies, whether through the ownership of Voting Securities, by contract or otherwise.

"Business Day" means any day which is not a Saturday, Sunday or day on which banks are not required to be open in the State of Texas.

"Confidential Information" shall mean any written, documentary or oral information of any kind disclosed by ALTM to Drawbridge as a result of Drawbridge's exercise of its board of director's observation rights pursuant to
Section 5.02(a) of this Agreement. The term "Confidential Information" does not include information that (a) is publicly available prior to the date of this Agreement, (b) becomes publicly available after the date of this Agreement through no wrongful act of the receiving party, (c) is rightfully known by the receiving party without any proprietary restrictions at the time of receipt of such information from the disclosing party or becomes rightfully known to the receiving party without proprietary restrictions from any source(s) other than ALTM without proprietary restriction on the right of such source(s) to use or disclose, or (d) is independently developed by the receiving party by persons who did not have access, directly or indirectly, to any Confidential Information.

"Drawbridge Payments" means any and all cash flows, both positive and negative,
(i) in connection with the sale of the Drawbridge Shares, (ii) in connection with the Settlement Agreement after September 20, 2002 and on or prior to the date of this Agreement and (iii) in connection with costs and expenses that have been or may hereafter be incurred by Drawbridge in connection with the preparation, negotiation and execution of this Agreement, the Sale Agreement and the Judgment Documents and any and all amendments, modifications, and

CUSIP No. 02145P-10-6                 13D                 Page 14 of 31 Pages

supplements thereto, including, without limitation, the costs and fees of Drawbridge's legal counsel, and all costs and expenses incurred by Drawbridge in connection with the enforcement or preservation of any rights under the Settlement Agreement or any other Judgment Documents, including, without limitation, the costs and fees of Drawbridge's legal counsel, and all costs and expenses incurred by Drawbridge in connection with the acquisition, holding or disposition of the Drawbridge Shares pursuant to Federal or State securities laws or otherwise, including without limitation, the costs and fees of Drawbridge's legal counsel.

"Equity Interest" means (i) with respect to a corporation, any and all capital stock or warrants, options or other rights to acquire capital stock and (ii) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options or other equivalents of, or other ownership interests in any such Person.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, from time to time, and any successor statute or law thereto.

"Family Member" means any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person.

"Independent Financial Expert" shall mean a regional or national investment banking firm selected by ALTM and reasonably acceptable to Drawbridge.

"IRR" means the discount rate at which the present value of the Drawbridge Payments equals the Purchase Price. Thus, IRR with respect to Purchase Price is the discount rate at which the present value of such Drawbridge Payments equals the Purchase Price or, in other words, the discount rate that makes the net present value zero. The IRR shall be calculated using the Microsoft Excel function, XIRR, as written XIRR (values, dates, .01).

"Market Price" means for any ALTM Stock on each Business Day means: (i) if such ALTM Stock is listed or admitted to trading on any securities exchange or quotation system, the closing price, regular way, on such day on the principal securities exchange or quotation system on which such ALTM Stock is traded, or if no sale takes place on such day, the average of the closing bid and asked prices on such day or (ii) if such ALTM Stock is not then listed or admitted to trading on any securities exchange or quotation system, the last reported sale price on such day, or if there is no such last reported sale price on such day, the average of the closing bid and the asked prices on such day, as reported by a reputable quotation source designated by ALTM. If there are no such prices on a Business Day, then the market price shall not be determinable for such Business Day.

"Market Value" means, at any date of determination, an amount per share of ALTM Stock shall be equal to the greater of (i) $0.50 per share or (ii) (A) if the ALTM Stock is not registered under the Exchange Act, the value of the ALTM Stock as mutually agreed by Drawbridge and ALTM; provided, however, that if Drawbridge and ALTM are unable to mutually agree upon such value, ALTM shall select an


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CUSIP No. 02145P-10-6                 13D                 Page 15 of 31 Pages

Independent Financial Expert who shall determine the value of such ALTM Stock or
(B) if the ALTM Stock is registered under the Exchange Act, the average of the daily Market Prices for each Business Day during the period commencing 30 Business Days before such date and ending on the date one day prior to such date or, if the ALTM Stock has been registered under the Exchange Act for less than 30 consecutive Business Days before such date, then the average of the daily Market Prices for all of the Business Days before such date for which daily market prices are available. If the market price is not determinable for at least 15 Business Days in such period, the Market Value of the ALTM Stock shall be determined as if the ALTM Stock was not registered under the Exchange Act.

"Person" means an individual, partnership, corporation, limited liability company, joint stock company, land trust, business trust, or unincorporated organization, or a government or agency or political subdivision thereof.

"Purchase Price" means $802,500.

"Remaining Shares" means the Drawbridge Shares held by Drawbridge on the Target Value Date after giving effect to the sale of any Drawbridge Shares necessary to result in the receipt by Drawbridge of the Target Value on such date.

"SEC" means the Securities and Exchange Commission.

"Target Value" means an amount sufficient to result in the receipt by Drawbridge of the Purchase Price plus an IRR of 40% on the Purchase Price.

"Target Value Date" means the date upon which Drawbridge receives a Drawbridge Payment that together with all other Drawbridge Payments received or paid prior to such date results in Drawbridge receiving the Target Value.

"Voting Securities" means any class of Equity Interests of a Person pursuant to which the holders thereof have, at the time of determination, the general voting power under ordinary circumstances to vote for the election of directors, managers, trustees or general partners of such Person (irrespective of whether or not at the time any other class or classes will have or might have voting power by reason of the happening of any contingency).

ARTICLE II
Effective Date

2.01 Effectiveness of Agreement. This Agreement shall be effective on the date that all conditions precedent in Section 6.01 hereof have occurred and/or are satisfied, in each case to the satisfaction of Drawbridge in its reasonable discretion.

ARTICLE III
Existing Default

3.01 Existing Default. Pursuant to Subsection 2.2 of the Settlement Agreement, Khan and the Hencie Parties are required to pay monthly installments to


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CUSIP No. 02145P-10-6                 13D                 Page 16 of 31 Pages

Drawbridge. As of the date of execution of this Agreement, Khan and the Hencie Parties hereby acknowledge, confirm and agree that each of Khan and the Hencie Parties has failed to pay the monthly installments due on December 6, 2002, January 6, 2003 and February 6, 2003, as required by Subsection 2.2 of the Settlement Agreement, and such failure presently constitutes an Event of Default and entitles Drawbridge to exercise rights and remedies under the Settlement Agreement and the other Judgment Documents.

ARTICLE IV
Release

4.01 Release. In reliance upon the representations, warranties and covenants of ALTM, K2VC, Khan, and the Hencie Parties contained in this Agreement and subject to the terms and conditions of this Agreement (including the receipt by Drawbridge of the Drawbridge Shares and the Initial Cash Payment) and any document or instrument executed in connection herewith, Drawbridge does hereby unconditionally and irrevocably release and forever discharge ALTM, K2VC, Khan, and each of the Hencie Parties and any and all of the predecessors, successors, assigns, and current and former employees, trustees, partners, officers, directors, stockholders, employees, agents, attorneys, accountants, representatives, parent corporations, subsidiaries, affiliates, and beneficiaries of ALTM, K2VC, Khan, and each of the Hencie Parties (including, without limitation, any heirs, assigns, trustees, or executors of any of the foregoing) (collectively the "Hencie Releasees") from any and all claims, counterclaims, set-offs, demands, remedies, suits, proceedings, causes of action, orders, obligations, contracts, agreements, debts, damages, losses, costs, fees, and expenses (including, without limitation, any and all legal and attorneys' costs, fees, and expenses), and liabilities of any kind, character, or nature whatsoever, at common law, statutory, or otherwise, whether known or unknown, whether fixed, contingent, or matured, whether suspected or unsuspected, currently existing or arising as of the date of this Agreement (each, a "Claim," and, collectively, the "Claims") which relate in any way to, or that Drawbridge may have had, now have, or ever claim to have, either directly, indirectly, or derivately against any or all of the Hencie Releasees in connection with or arising under, the Judgment Documents (the "Release"); provided, however, that the Release does not apply to the breach by any of the Hencie Releasees of any of the terms of this Agreement. In connection with the Release, Drawbridge agrees to file, execute, and deliver any and all documents, instruments, and other agreements, and to do all things necessary or helpful and as reasonably requested by any of the Hencie Releasees to evidence the Release and to carry out the purposes of the Release, including, without limitation, by terminating, discharging, releasing, and delivering the Agreed Judgment to the Hencie Parties, by filing terminations of any financing statements, and by filing, executing, and delivering any and all other partial releases, waivers, discharges, and/or terminations, as reasonably required.

ARTICLE V
Other Agreements

5.01 Issuance of ALTM Stock. In exchange and as consideration for the Release, ALTM, K2VC, Khan, the Hencie Parties, and Drawbridge agree that on the date hereof, (i) ALTM shall cause 1,474,039 shares of ALTM Stock to be issued to Drawbridge (the "1.4M ALTM Shares"), (ii) Drawbridge will release its security interest in the 1,474,039 shares of ALTM Stock issued to K2VC and pledged to Drawbridge, as assignee of Edge, pursuant to the Pledge Agreement and transferred by K2VC to ALTM (the "Transferred Shares") and the remaining


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CUSIP No. 02145P-10-6                 13D                 Page 17 of 31 Pages

1,000,000 shares of ALTM Stock issued to K2VC and pledged to Drawbridge, as assignee of Edge, pursuant to the Pledge Agreement and ALTM shall issue a replacement certificate to K2VC evidencing such remaining 1,000,000 shares (the "K2VC Shares"), and (iii) ALTM shall cause the 1.4M ALTM Shares and an additional 1,000,000 shares of ALTM Stock to be issued to Drawbridge (the "1M Drawbridge Shares", together with the 1.4M ALTM Shares, the "Drawbridge Shares") and ALTM shall issue a certificate to Drawbridge evidencing such Drawbridge Shares.

5.02 ALTM Stock. ALTM, K2VC, Khan, the Hencie Parties, and Drawbridge agree as follows:

(a) Until Drawbridge shall have received the Target Value or shall own less than five percent (5%) of the shares of outstanding ALTM Stock, Drawbridge shall have the right, but not the obligation, to have one representative present (whether in person or by telephone) at all meetings of the board of directors of ALTM. ALTM shall send to such representative, upon the request of Drawbridge, all of the notices, information and other materials that are distributed to the directors of ALTM. Drawbridge shall provide notice to ALTM of the identity and address of, or any change with respect to the identity or address of, such representative. The Hencie Parties shall reimburse such representative for the reasonable out-of-pocket expenses of such representative incurred in connection with the attendance of such meetings.

(b) Until Drawbridge shall have received the Target Value or sold all of the Drawbridge Shares, ALTM agrees to use reasonable best efforts to identify potential purchasers of blocks of the Drawbridge Shares at a price per share not less than 85% of Market Price and on terms and conditions acceptable to Drawbridge in its sole and absolute discretion and to introduce such potential purchasers to Drawbridge; provided, however, that nothing in this Agreement shall require ALTM to take any action(s) that (i) would require ALTM to register as a broker- dealer (as such term is used in the Exchange Act) or obtain any license(s) to act as a broker-dealer under any federal or state securities law(s), rule(s), or regulation(s) or (ii) would otherwise subject ALTM to any federal or state law(s), rule(s), or regulation(s) applicable to broker-dealers (or similar term(s) having substantially the same meaning as the term broker-dealer and/or describing Person(s) functioning or acting in a capacity similar to a broker-dealer).

(c) Until Drawbridge shall have received the Target Value or sold all of the Drawbridge Shares, Drawbridge shall have the right to exercise or refrain from exercising any and all voting rights incident to the Drawbridge Shares owned by Drawbridge at any such time.

(d) Until Drawbridge shall have received the Target Value or sold all of the Drawbridge Shares, on each of February 18, 2004, February 18, 2005 and February 18, 2006, Drawbridge shall be obligated to sell and ALTM shall be obligated to purchase a number of the Drawbridge Shares, so that the product of the number of Drawbridge Shares to be purchased and sold multiplied by the Market Value of such Drawbridge Shares equals $100,000; provided that if on the required date of purchase the number of Drawbridge Shares to be purchased and sold pursuant to this Section 5.02(d) is greater than the number of Drawbridge Shares then held by Drawbridge, then Drawbridge shall only be obligated to sell and ALTM shall only be obligated to purchase the number of Drawbridge Shares then held by


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CUSIP No. 02145P-10-6                 13D                 Page 18 of 31 Pages

Drawbridge. Drawbridge shall surrender the Drawbridge Shares to be purchased by ALTM to ALTM against payment by ALTM by wire transfer to the account set forth on the signature pages attached hereto. If less than all of the Drawbridge Shares are being repurchased by ALTM, ALTM shall cancel the Drawbridge Shares and issue in the name of, and deliver to, Drawbridge a replacement stock certificate for the portion of Drawbridge Shares not being repurchased. ALTM, by prior written notice to Drawbridge, may designate one or more persons or entities to purchase the shares ALTM is required to purchase under this clause
(d) of Section 5.02, however, such designation shall not release, amend, modify, compromise, alter or terminate the duty and obligation of ALTM to purchase such shares or its liability for failure to comply with this clause (d) of Section 5.02.

(e) Until Drawbridge shall have received the Target Value or sold all of the Drawbridge Shares, none of K2VC, Khan, nor any existing or hereafter appointed or elected member of the board of directors nor any Family Member or Affiliate of an appointed or elected member of the board of directors of ALTM or any of its Subsidiaries (as defined in the Act) (other than Middlewest Ventures II, LP) (the "Restricted Stockholders") shall sell, transfer, assign, pledge or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in any shares of ALTM Stock now or hereafter acquired by such Restricted Stockholder ("Restricted Shares"); provided that K2VC shall be entitled to transfer some or all of its shares of ALTM Stock to settle any existing litigation indemnified by K2VC and/or Khan. ALTM shall cause each current member of the board of directors of ALTM to execute the joinder agreement in the form attached hereto as Exhibit A within thirty (30) days of the date of this Agreement. Promptly upon the election or appointment of any person to serve as a director of ALTM that is not a party to this Agreement, ALTM shall cause such person to become a party to this Agreement by executing and delivering to Drawbridge a joinder agreement in the form attached hereto as Exhibit A within thirty (30) days after such election or appointment. Unless specifically released in writing by Drawbridge, any person who becomes a Restricted Stockholder shall remain a Restricted Stockholder and all Restricted Shares shall remain Restricted Shares for all purposes of this Agreement; provided, however, that if any such Restricted Stockholder, for any reason, ceases to be a director of ALTM or any of its Subsidiaries, then on the date that is 180 days after the date such Restricted Stockholder ceases to be a director, such Restricted Stockholder, and any and all Family Members and Affiliates of such Restricted Stockholder, shall no longer be deemed to be a Restricted Stockholder, for purposes of this Section 5.02(e), or subject to the restrictions of this Section 5.02(e).

(f) Until Drawbridge shall have received the Target Value or sold all of the Drawbridge Shares, ALTM shall not issue any additional ALTM Stock or any options, warrants or other securities convertible into or exchangeable or exercisable for ALTM Stock without the prior written consent of Drawbridge, which consent shall not be unreasonably withheld; provided that this Section 5.02(f) shall not apply to (i) the issuance of the Drawbridge Shares, (ii) shares of ALTM Stock issued by ALTM to Khan pursuant to the stock option agreement, dated as of the date hereof, as in effect on the date hereof, attached hereto as Exhibit B, (iii) shares of ALTM Stock issued to directors or


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CUSIP No. 02145P-10-6                 13D                 Page 19 of 31 Pages

employees of ALTM pursuant to the 1995 Long-Term Incentive and Stock Option Plan as in effect on the date hereof or the Outside Directors and Advisors Stock Option Plan as in effect on the date hereof, and (iv) shares of ALTM Stock issued for cash consideration per share equal to or greater than Market Value; provided that additional shares of ALTM Stock shall be issued to Drawbridge in connection with any issuance of ALTM Stock pursuant to this clause (iv), so that upon receipt of such additional shares Drawbridge shall own the same percentage of outstanding shares of ALTM Stock as it did immediately prior to such issuance.

5.03 Employment and Noncompete Agreements. On or prior to the date hereof, ALTM, K2VC, Khan, and the Hencie Parties agree to deliver to Drawbridge copies of any and all employment agreements and non-compete agreements by and among ALTM, K2VC, or the Hencie Parties with Khan. Such employment agreements and non-compete agreements shall not be amended, supplemented, modified or waived prior to the Target Value Date without the prior written consent of Drawbridge, which consent shall not be unreasonably withheld.

5.04 Repurchase of Drawbridge Shares. In the event the Target Value Date occurs during any of the periods set forth below, ALTM, or its designee, may, by written notice to Drawbridge, purchase the percentage of the Remaining Shares set forth opposite such period for an aggregate purchase price of ten dollars ($10.00):

            Period                                        Percentage
February 18, 2003 through February 18, 2004                  100%
February 19, 2004 through March 18, 2004                      95%
March 19, 2004 through April 18, 2004                         90%
April 19, 2004 through May 18, 2004                           85%
May 19, 2004 through June 18, 2004                            80%
June 19, 2004 through July 18, 2004                           75%
July 19, 2004 through August 18, 2004                         70%
August 19, 2004 through September 18, 2004                    65%
September 19, 2004 through October 18, 2004                   60%
October 19, 2004 through November 18, 2004                    55%
November 19, 2004 through December 18, 2004                   50%
December 19, 2004 through January 18, 2005                    45%
January 19, 2005 through February 18, 2005                    40%

Neither ALTM, nor any of its designees shall have any right to purchase any of the Remaining Shares: (i) if the Target Value Date occurs after February 18, 2005, or (ii) if the Target Value Date occurs before February 18, 2005, and any of the following: (a) the Registration Statement has not been declared effective pursuant to Section 6.02(a) of this Agreement on or before August 18, 2003, and remained effective through such date, (b) Drawbridge shall not be able to sell all or a portion of the Drawbridge Shares for a period of more than thirty (30) consecutive days or an aggregate of sixty (60) days in any twelve (12) month period as a result of the failure of ALTM to amend the Registration Statement as contemplated by Section 6.02(2) of this Agreement, or (c) ALTM shall have failed to purchase all or a portion of the Drawbridge Shares required to be purchased by ALTM pursuant to Section 5.02(d) of this Agreement. To be effective for any period prior to February 18, 2005, written notice of the election to purchase

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CUSIP No. 02145P-10-6                 13D                 Page 20 of 31 Pages

the Remaining Shares that ALTM, or its designees, are permitted to purchase together with a check payable to Drawbridge for the ten dollar ($10.00) purchase price for such Remaining Shares must be received prior to the last day of such period.

5.05 Confidentiality. Drawbridge shall protect all of the Confidential Information of ALTM as confidential and proprietary information and, except with the prior express written consent of ALTM or as otherwise specifically provided herein, shall not disclose, copy, or distribute such Confidential Information to any other Person (other than on a need-to-know basis to the officers, directors, consultants, advisors, partners, senior management and Affiliates of Drawbridge after Drawbridge has informed such Person(s) of the confidential and proprietary nature of such Confidential Information and of the obligations of such Person(s) with respect to the protection of such Confidential Information in accordance with the terms of this Agreement), or cause or permit any other Person to disclose, copy, or distribute such Confidential Information; provided that Drawbridge shall be permitted to disclose, copy or distribute such Confidential Information in the event that Drawbridge is required by law or regulation or requested by any governmental agency or other regulatory authority (including any self- regulatory organization having or claiming to have jurisdiction) or in connection with any legal proceedings.

ARTICLE VI
Conditions Precedent; Registration Statement

6.01 Condition to Effectiveness. Notwithstanding anything herein to the contrary, the effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent and all such conditions precedents must be satisfied on or before February 18, 2003, unless specifically waived in writing by Drawbridge:

(a) Drawbridge shall have received this Agreement, duly executed by ALTM, K2VC, Khan, and each of the Hencie Parties.

(b) The Hencie Parties shall have paid to Drawbridge an initial cash payment of $120,000 (the "Initial Cash Payment") by wire transfer to the account set forth on the signature pages attached hereto.

(c) Drawbridge shall have received the certificates evidencing the Drawbridge Shares as required by Section 5.01 hereof.

6.02 Registration Statement. ALTM shall prepare and file, on or before April 18, 2003, a registration statement on Form SB-2 (or any other appropriate form) (the "Registration Statement") and any related qualification or compliance with respect to all of the Drawbridge Shares so as to permit or facilitate the sale and distribution of the Drawbridge Shares. Subject to the foregoing, ALTM shall effect such registration, qualification, or compliance (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky (except that in no event shall ALTM be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this clause, be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction) or other state securities laws and appropriate compliance with applicable regulations issued under the Exchange Act and any other governmental


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CUSIP No. 02145P-10-6                 13D                 Page 21 of 31 Pages

requirements or regulations) covering the Drawbridge Shares as soon as practicable in accordance with the terms hereof. ALTM further agrees to:

(1) use all commercially reasonable efforts to cause the Registration Statement to become effective, and, subject to the provisions below, use commercially reasonable efforts to keep the Registration Statement effective until the earlier of (A) the date on which all of the Drawbridge Shares may be sold without registration in a single transaction pursuant to Rule 144(k) of the Act, or (B) the date on which all of the Drawbridge Shares have been sold; provided, however, that it shall be a condition precedent to the obligations of ALTM under this Section 6.02 that Drawbridge shall furnish to ALTM such information regarding Drawbridge, the Drawbridge Shares, and the intended method of disposition of the Drawbridge Shares as shall be required to effect and maintain the effectiveness of the registration of any such Drawbridge Shares.

(2) If at any time after the Registration Statement becomes effective, ALTM advises Drawbridge in writing that the Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any prospectus comprising a part of the Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or the occurrence or existence of any material pending corporate development, ALTM shall give notice to Drawbridge with respect thereto and use its commercially reasonable efforts to file an amendment to the Registration Statement to provide such disclosure as may be necessary so that the Registration Statement or prospectus comprising a part of the Registration Statement, as amended, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(3) Prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by the Registration Statement.

(4) Furnish to Drawbridge such numbers of copies of a prospectus in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Drawbridge Shares.

(5) Use commercially reasonable efforts to register and qualify the securities covered by the Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by Drawbridge.

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CUSIP No. 02145P-10-6                 13D                 Page 22 of 31 Pages

6.03 Liquidated Damages. In the event ALTM breaches any of the covenants and agreements set forth in Section 6.02 hereof other than as a result of the action or inaction of Drawbridge in providing information to ALTM as required by
Section 6.02(1), Drawbridge shall be entitled to the sum of $1,000 per day as liquidated damages for each day such breach exists. Upon the receipt by Drawbridge of the liquidated damages then due and owing, Drawbridge shall deliver a number of Drawbridge Shares to ALTM, so that the product of the number of Drawbridge Shares so delivered multiplied by the Market Value of such Drawbridge Shares equals the aggregate amount of liquidated damages paid by ALTM and received by Drawbridge pursuant to the preceding sentence.

ARTICLE VII
Representations and Warranties

7.01 Representations and Warranties of ALTM, K2VC, Khan, and the Hencie Parties. Each of ALTM, K2VC, Khan, and the Hencie Parties hereby represent and warrant to Drawbridge (a) the execution, delivery and performance of this Agreement and any and all other documents executed and/or delivered in connection herewith has been authorized by all requisite corporate or partnership action on the part of ALTM, K2VC, Khan, and the Hencie Parties and will not violate the Articles of Incorporation or Bylaws, or similar organizational documents, of ALTM, K2VC, Khan, or the Hencie Parties; (b) neither ALTM, K2VC, Khan, nor any Hencie Party has amended its Articles of Incorporation or Bylaws, or similar organizational documents, since the date of the Settlement Agreement; (c) the Drawbridge Shares have been duly authorized and validly issued and are fully paid, non-assessable and are issued free and clear of all liens, encumbrances and restrictive agreements (other than any liens, encumbrances and restrictive agreements contemplated by this Agreement); (d) ALTM, K2VC, Khan, and each Hencie Party, at Drawbridge's request, shall promptly execute or cause to be executed and shall deliver to Drawbridge any and all documents, instruments and agreements necessary to give effect to or carry out the terms or intent of this Agreement, and (e) since November 18, 2002, no appointed or elected member of the board of directors of ALTM or any of its Subsidiaries has sold, transferred, assigned, pledged, or otherwise disposed of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in any shares of ALTM Stock to any of its Family Members or Affiliates.

7.02 Representations and Warranties of Drawbridge. Drawbridge hereby represents and warrants to ALTM, K2VC, Khan, and the Hencie Parties as follows:

(a) Drawbridge is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Act.

(b) Drawbridge understands that in the event it should resell the Drawbridge Shares, or any part thereof, within the foreseeable future, it may be deemed to be an underwriter, as that term is defined in the Act, and further understands and agrees that the Drawbridge Shares cannot be transferred, sold, offered for sale, pledged, or hypothecated in the absence of a registration statement in

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CUSIP No. 02145P-10-6                 13D                 Page 23 of 31 Pages

effect with respect to the Drawbridge Shares under the Act and in compliance with any applicable state securities law or unless sold pursuant to Rule 144 of the Act or any other exemption from registration available under the Act.

(c) Drawbridge (i) is aware that the United States securities laws prohibit any person who has material, nonpublic information about a public company from purchasing or selling securities of that company, or from communicating that information to any other person under circumstances where it is reasonably foreseeable that such person is likely to purchase or sell those securities and
(ii) is familiar with the Exchange Act and the rules and regulations promulgated thereunder, and understands that Drawbridge may not use, nor cause or allow any third party to use, any Confidential Information in contravention of the Exchange Act or any such rules and regulations, including without limitation Rules 10b-5 and 14e-3 under the Exchange Act.

(d) Any sale or exchange offer of any of the Drawbridge Shares will not be made in any manner that will violate the Act or any applicable blue sky law.

ARTICLE VIII
Miscellaneous Provisions

8.01 Survival of Representations and Warranties. All representations and warranties made in this Agreement, shall survive the execution and delivery of this Agreement, and no investigation by Drawbridge or any closing shall affect the representations and warranties or the right of Drawbridge to rely upon them.

8.02 Expenses. If a legal action is brought by any party to this Agreement to enforce the terms and conditions of this Agreement, it is expressly agreed that the party in whose favor a final judgment is entered shall entitled, in addition to any other relief that may be awarded, to recover from the other party or parties its reasonable attorneys' fees, together with such prevailing party's other reasonable and necessary costs and expenses incurred in connection with such litigation.

8.03 Severability. Any provision of this Agreement held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

8.04 Successors and Assigns; No Third Party Beneficiaries. This Agreement is binding upon and shall inure to the benefit of Drawbridge, ALTM, K2VC, Khan, and each of the Hencie Parties and their respective successors and assigns; provided that ALTM, K2VC, Khan, and the Hencie Parties may not assign or transfer any of their respective rights or obligations hereunder without the prior written consent of Drawbridge. Except as expressly provided in the preceding sentence, neither this Agreement nor any of the provisions hereof shall inure to the benefit of any Person other than the parties hereto.

8.05 Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same instrument.


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CUSIP No. 02145P-10-6                 13D                 Page 24 of 31 Pages

8.06 Effect of Waiver. No consent or waiver, express or implied, by Drawbridge to or for any breach of or deviation from any covenant or condition by ALTM, K2VC, Khan, or any of the Hencie Parties shall be deemed a consent to or waiver of any other breach of the same or any other covenant, condition or duty.

8.07 Headings. The headings, captions, and arrangements used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

8.08 Applicable Law. THIS AGREEMENT AND ALL OTHER DOCUMENTS EXECUTED PURSUANT HERETO SHALL BE DEEMED TO HAVE BEEN MADE AND TO BE PERFORMABLE IN AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, AND THE PARTIES HEREBY CONSENT TO JURISDICTION IN THE FEDERAL OR STATE COURTS SITUATED IN DALLAS COUNTY, TEXAS.

8.09 Entire Agreement. THIS AGREEMENT AND THE DOCUMENTS AND INSTRUMENTS REFERENCED HEREIN AND DELIVERED PURSUANT TO AND IN ACCORDANCE WITH THIS AGREEMENT SET FORTH THE ENTIRE AGREEMENT AND UNDERSTANDING OF THE PARTIES HERETO WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND SUPERSEDE AND REPLACE ALL OTHER PRIOR AGREEMENTS, ARRANGEMENTS, AND UNDERSTANDINGS RELATED TO THE SUBJECT MATTER HEREOF, INCLUDING, WITHOUT LIMITATION, THE JUDGMENT DOCUMENTS. THIS AGREEMENT SUPERSEDES AND REPLACES IN ITS ENTIRETY, AND RELEASES THE HENCIE RELEASEES FROM ANY CLAIMS RELATED TO, THE JUDGMENT DOCUMENTS. NO UNDERSTANDING, PROMISE, INDUCEMENT, STATEMENT OF INTENTION, REPRESENTATION, WARRANTY, COVENANT OR CONDITION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, WHETHER BY STATUTE OR OTHERWISE, HAS BEEN MADE BY ANY PARTY HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF WHICH IS NOT EMBODIED IN THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO PARTY HERETO SHALL BE BOUND BY OR LIABLE FOR ANY ALLEGED UNDERSTANDING, PROMISE, INDUCEMENT, STATEMENT, REPRESENTATION, WARRANTY, COVENANT OR CONDITION NOT SO SET FORTH WITH RESPECT TO THE SUBJECT MATTER HEREOF. NO MODIFICATION, RESCISSION, WAIVER, RELEASE OR AMENDMENT OF ANY PROVISION OF THIS AGREEMENT SHALL BE MADE, EXCEPT BY A WRITTEN AGREEMENT SIGNED BY DRAWBRIDGE, ALTM, K2VC, KHAN, AND THE HENCIE PARTIES.

8.10 Release. ALTM, K2VC, KHAN, AND EACH HENCIE PARTY HEREBY VOLUNTARILY AND KNOWINGLY RELEASES AND FOREVER DISCHARGES DRAWBRIDGE, ITS PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, FROM ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES WHATSOEVER, KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, SUSPECTED OR UNSUSPECTED, FIXED, CONTINGENT, OR CONDITIONAL, AT LAW OR IN EQUITY, ORIGINATING IN WHOLE OR IN PART ON OR BEFORE THE DATE THIS AGREEMENT IS EXECUTED, WHICH ALTM, K2VC, KHAN, OR ANY HENCIE PARTY MAY NOW OR HEREAFTER HAVE AGAINST DRAWBRIDGE, ITS RESPECTIVE PREDECESSORS, AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, IF ANY, AND IRRESPECTIVE OF WHETHER ANY SUCH CLAIMS ARISE OUT OF CONTRACT, TORT, VIOLATION OF LAW OR REGULATIONS, OR OTHERWISE, AND ARISING FROM ANY "LOANS", INCLUDING, WITHOUT LIMITATION, ANY CONTRACTING FOR, CHARGING, TAKING, RESERVING, AND COLLECTING OR RECEIVING INTEREST IN EXCESS OF THE HIGHEST LAWFUL RATE APPLICABLE; PROVIDED, HOWEVER, THAT, NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER THE EXECUTION AND DELIVERY OF THIS AGREEMENT, THE RELEASE IN SECTION 4.01 OF THIS AGREEMENT, NOR THE RELEASE GRANTED IN THIS
SECTION 8.10 SHALL IMPAIR OR DIMINISH ANY OF THE RIGHTS OR OBLIGATIONS OF ANY OF THE PARTIES PURSUANT TO, NOR SHALL ANYTHING HEREIN OPERATE AS A RELEASE OF ANY

CUSIP No. 02145P-10-6                 13D                 Page 25 of 31 Pages

CLAIM THAT ANY PARTY HERETO MAY HAVE AGAINST ANY OTHER PARTY HERETO FOR ANY CONTRACTUAL OBLIGATIONS UNDER THIS AGREEMENT; AND, PROVIDED FURTHER, THAT, NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NO BREACH OF OR DEVIATION FROM ANY PROVISION(S) OF THIS AGREEMENT SHALL IMPAIR, DIMINISH, OR AFFECT THE VALIDITY OR ENFORCEABILITY OF THE RELEASE IN SECTION 4.01 OF THIS AGREEMENT OR THE RELEASE(S) GRANTED IN THIS SECTION 8.10.

8.11 Notices. All notices or deliveries required or permitted hereunder shall be in writing and shall be deemed given when personally delivered to the individual hereinafter designated or when actually received by means of facsimile transmission, overnight mail, or registered or certified mail, return receipt requested, at the following address, or such other address as either party may hereafter designate by notice given in compliance with this Section to the other party:

If to Drawbridge, notice shall be sent to:

Drawbridge Investment Partners LLC
c/o Fortress Investment Group
1251 Avenue of the Americas
Suite 1600
New York, New York 10020
Attention:  Kevin Treacy

Telephone Number: (212) 798-6071
Fax Number: (212) 798-6099

With a copy to:

Gardere Wynne Sewell LLP
1601 Elm Street, Suite 3000
Dallas, Texas 75201-4761
Attention:  Gary B. Clark
Telephone Number: (214) 999-4341
Fax Number: (214) 999-3341

If to ALTM, Hencie, and/or Hencie Consulting, notice shall be sent to:

Hencie Consulting Services, Inc.
13155 Noel Road, 10th Floor
Dallas, Texas 75240
Attention:  Adil Khan
Telephone Number: (972) 671-0011
Fax Number: (972) 671-0022

With a copy to:

Greg R. Samuel, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
Telephone Number: (214) 651-5645
Fax Number: (214) 651-0577

CUSIP No. 02145P-10-6                 13D                 Page 26 of 31 Pages


If to Khan and/or K2VC, notice shall be sent to:

Hencie Consulting Services, Inc.
13155 Noel Road, 10th Floor
Dallas, Texas 75240
Attention:  Adil Khan
Telephone Number: (972) 671-0011
Fax Number: (972) 671-0022

With a copy to:

James C. Mosser, Esq.
Mosser Mallers PLLC
17110 Dallas Parkway, Suite 290
Dallas, Texas 75248
Telephone Number: (972) 733-3223
Fax Number: (972) 267-5072


[Signature Page Follows]


Executed and delivered as of the date first above written.

HENCIE, INC.,
a Delaware corporation ("Hencie")


By: /s/ Adil Khan
Name:  Adil Khan
Title: Chief Executive Officer


HENCIE CONSULTING SERVICES, INC.,
a Texas corporation ("Hencie Consulting")


By: /s/ Adil Khan
Name:  Adil Khan
Title: Chief Executive Officer


ADIL KHAN ("Khan")


/s/ Adil Khan
Adil Khan


K2 VC LTD.,
a Texas limited partnership ("K2VC")

By: K2VC Management, LLC, its general partner


By: /s/ Adil Khan
Name: Adil Khan
Title: President

CUSIP No. 02145P-10-6                 13D                 Page 27 of 31 Pages

ALTERNATE MARKETING NETWORKS, INC.,
a Delaware corporation ("ALTM")


By: /s/ Phillip D. Miller
Name: Phillip D. Miller
Title: President and Chairman



DRAWBRIDGE INVESTMENT PARTNERS LLC
a Delaware limited liability company
("Drawbridge")


By: /s/ Kevin Treacy
Name: Kevin Treacy
Title:  Chief Financial Officer


Wire Transfer Instructions:

US$ Fed Wire Instructions

Chase Manhattan Bank, N.Y.
ABA # 021-000-021
F/A/O Goldman Sachs & Co., N.Y.
A/C# 930-1-011483
F/F/C  Drawbridge Investment Partners, LLC
A/C # 002-09611-3

CUSIP No. 02145P-10-6                 13D                 Page 28 of 31 Pages

Exhibit A

JOINDER AGREEMENT TO RELEASE AGREEMENT

Reference is hereby made to the RELEASE AGREEMENT (as amended and in effect from time to time, the "Release Agreement") dated as of the 18th day of February, 2003, by and among DRAWBRIDGE INVESTMENT PARTNERS LLC, a Delaware limited liability company ("Drawbridge"), ALTERNATE MARKETING NETWORKS, INC., a Delaware corporation ("ALTM"), K2 VC LTD., a Texas limited partnership ("K2VC"), HENCIE, INC., a Delaware corporation ("Hencie"), HENCIE CONSULTING SERVICES, INC., a Texas corporation ("Hencie Consulting"; together with Hencie, the "Hencie Parties"), ADIL KHAN ("Khan"), and the directors and certain stockholders of ALTM from time to time a party thereto, a copy of which is attached hereto as Exhibit A.

The undersigned, _________________________________, hereby agrees that by his/her execution and delivery of this Joinder Agreement that he/she shall become a party to the Release Agreement, subject to all of the rights and obligations applicable to a member of the board of directors of ALTM set forth in the Release Agreement. This Joinder Agreement shall take effect and shall become a part of the Release Agreement effective as of February 18, 2003. The undersigned represents that since February 18, 2003, he has not sold, transferred, assigned, pledged or otherwise disposed of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in any shares of ALTM Stock.

IN WITNESS WHEREOF, this Joinder Agreement has been duly executed and delivered by the undersigned as of ____________ __, 200__.

                                              By:

CUSIP No. 02145P-10-6                 13D                 Page 29 of 31 Pages

Exhibit B

STOCK OPTION AGREEMENT

[See attached.]

CUSIP No. 02145P-10-6                 13D                 Page 30 of 31 Pages

                                   EXHIBIT 2
                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

Drawbridge Investment Partners LLC, Drawbridge Special Opportunities Fund, LP, Drawbridge Special Opportunities Fund, Ltd, Drawbridge Special Opportunities Advisors LLC and Fortress Investment Group LLC hereby agree that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of Common Stock, $0.01 par value of Alternate Marketing Networks, Inc. is filed jointly on behalf of such persons.

DATED:  August 25, 2003
                               DRAWBRIDGE INVESTMENT PARTNERS LLC

                               By:  /S/ KEVIN TREACY
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

                               By:  /S/ KEVIN TREACY
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD

                               By:  /S/ KEVIN TREACY
                                    Name:  Kevin Treacy
                                    Title: Director

                               DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS, LLC

                               By:  /S/ KEVIN TREACY
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               FORTRESS INVESTMENT GROUP, LLC

                               By:  /S/ RANDAL A. NORDONE
                                    Name:  Randal A. Nordone
                                    Title: Chief Operating Officer

CUSIP No. 02145P-10-6                 13D                 Page 31 of 31 Pages

                                  Schedule I


                                Date of        Number of Shares      Price
Reporting Person              Transaction          Purchased       per Share
                                                    (Sold)

DIP LLC                    February 18, 2003       2,474,039        $0.291



--------
1 The price per share is calculated based on $814,500 paid by DIP LLC to Edge for the Agreed Judgment LESS a $120,000 cash payment to DIP LLC under the Release Agreement PLUS $25,580 of fees and expenses incurred by DIP LLC in connection with the purchase of the Agreed Judgment, all DIVIDED by 2,474,039 shares.